ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

April 3, 2017

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Draft Registration Statement

Submitted January 17, 2017

CIK No. 0001687451

Dear Ms. Long:

We are in receipt of your comment letter dated February 10, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we would like to include the below artwork as part of our prospectus. We would like to insert the first image into the cover page and the second image under “Our Products and Services” beginning on page 46.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

2.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have not presented any such materials to potential investors. In the event which we do so in the future, we will provide such materials to the Staff accordingly. We are also not aware of any research materials published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933.

3.	We note several places in your prospectus where it appears that you may have omitted some text. For example, please see the first paragraph of the risk factor entitled “We may incur liability for unpaid taxes . . .” on page 13 and disclosure in the section entitled “Regulations on Patents” on page 63. Please review and revise your prospectus as necessary to address omitted information.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise the disclosure on page 13 and 61 of the amended draft registration statement to address the clerical errors.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Registration Statement’s Facing Page

4.	Provide the information required for the agent for service.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Vcorp Agent Services, Inc. has been engaged to serve as our agent for service and we have revised the cover page of the draft registration statement accordingly.

Closing of Offering, page 12

5.	Please briefly explain the terms of the escrow pertaining to the release of funds to the company. For example, will funds be released to the company as soon as the minimum is reached, or only upon a closing date to be determined?

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advised that Staff that as described in the “Underwriting” section beginning on page 84, we expect the funds to be released to us upon closing of the offering, which will be a date to be mutually agreed upon between us and the underwriter, provided however at least the minimum number of ordinary shares must be sold and that we are approved to be listed on the Nasdaq Capital Market. Until such closing date, funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account with an escrow agent and will be held by the escrow agent for such account. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the minimum is not reached by the closing date, all funds will be returned to investors without interest or deduction. If this offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the ordinary shares to the investors.

We may incur liability for unpaid taxes, including interest and penalties, page 13

6.	We note your risk factor disclosure which states that you may need to accept unfavorable contract terms from your clients, including the accrual of accounts receivable for the delivery of products until the completion of certain construction projects, without recognizing revenue in the interim. Please clarify for us and in your document whether or not this situation exists as of your balance sheet dates. We are unable to locate any disclosure of deferred revenues associated with accounts receivable in your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we do not have any unfavorable contract and thus do not have any deferred revenues associated with accounts receivable. We have revised the risk factor accordingly.

Our officer and/or directors will control a majority of our Ordinary Shares…, page 24; Principal Shareholders, page 70; Note 1 – Organization and Nature of Operations, ZK International Group Co., Ltd. (“ZK International”), page F-7

7.	Expand the disclosure on pages 24 and 70 to indicate that the persons to whom ZK International’s equity interest was transferred on October 12, 2015 entered into an agreement on May 13, 2015 to vote their shares in concert in ZK International, as described in Note 1 to your audited financial statements. Additionally, file the May 13, 2015 agreement as an exhibit to the registration statement and, advise what consideration you have given to filing any agreement relating to the October 12, 2015 equity transfer as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise our disclosure to indicate the that the controlling shareholders of the Company entered into an agreement to vote in concert on May 13, 2015. We also respectfully file the May 13, 2015 agreement as Exhibit 10.2 and the Equity Transfer Agreements dated October 12, 2015 as Exhibit 10.3 through 10.7.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

As a “controlled company” under the rules of the Nasdaq Capital Market…”, page 25

8.	Elsewhere, you state that Mr. Huang owns 45% of the company’s ordinary shares. Please clarify whether the majority voting power you cite in this risk factor is attributable to his control of the remaining shares by way of the voting agreement discussed in Note 1 to your audited financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that the majority voting power we cited in the risk factor is attributable to the voting power provided by the voting agreement discussed in Note 1 to our audited financial statements. Accordingly, we respectfully revise our disclosure throughout the amended draft registration statement to reflect this arrangement.

Use of Proceeds, page 29

9.	Please briefly explain the steps the company expects to take in order to remit proceeds of the offering into China. We note your risk factor disclosure generally describing applicable regulations, but please address the company’s remittance plan in the Use of Proceeds section. For example, do you expect to loan the proceeds to your subsidiaries, or make an investment? What steps must the company take and how long do you expect the process to continue before you can use the proceeds of the offering? Also, please note that the risk factor you cite in the Use of Proceeds section does not appear in your document. We assume that you meant to refer to a risk entitled “PRC regulation of loans and direct investment . . .” on page 21.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we expect to remit the proceeds of the offerings by making an investment and increasing the registered capital of Zhejiang Zhengkang. We plan to have proceeds released to a bank account held by ZK Pipe, our Hong Kong subsidiary, which will then make an equity investment in Zhejiang Zhengkang. We further revise the reference of the risk in “Use of Proceeds” to the risk factor entitled “PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” beginning on page 21.

Capitalization Tables, page 32

10.	Please note the requirement to include information in the capitalization tables as of a date within 60 days of the filing date. See Item 3(B) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff we have updated the tables in the “Capitalization” section beginning on page 31.

Liquidity and Capital Resources, page 39

11.	Cash used in operating activities both in fiscal years 2015 and 2016 appears to be significantly impacted by changes in working capital components, including accounts receivable, advances to suppliers, advance from customers, and inventories. In this regard, please expand your disclosures to discuss the underlying factors for such changes rather than repeating what is shown on the statement of cash flows. As part of your discussion, please consider providing financial measures such as “days sales outstanding,” “days payables outstanding,” and “inventory turnover” ratios which may be relevant to a reader of your financial statements. See Section IV.B of Release No. 33-8350. In addition, please consider expanding your risk factor discussion to address risks related the impact of negative operating cash flows which appear to be due to increases in accounts receivable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise that the Staff that we have revised the “Liquidity and Capital Resources” section beginning on page 37 to provide detailed explanations for the changes between fiscal years 2015 and 2016 relating to working capital components. In addition, we respectfully provide the following risk factor on page 14 to address risks related the impact of negative operating cash flows which appear to be due to increases in accounts receivable.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

“We recorded negative cash flows from our operating activities in the past. We may continue experiencing weak liquidity, which could have material adverse effect on our results of operations.

For the years ended September 30, 2016 and 2015, we recorded negative cash flows from our operating activities of $1,201,109 and $2,780,259, respectively, largely due to the increases in accounts receivable from customers. We cannot assure you that we will not experience another period of negative cash flows from our operating activities in the future. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

12.	We note your accounts receivable increased by $8.6 million between September 30, 2015 and 2016 while revenues increased by $1.8 million. Please tell us and disclose:

•	the underlying factors for the significant increase in accounts receivable in comparison to revenues during the period;

•	your typical payment terms with customers (i.e., 30 days, 60 days);

•	an aging schedule that details the accounts receivable amounts outstanding at the balance sheet dates by categories of time (i.e., over 30 days, over 90 days, over six months, over one year, one two years, over three years, etc.);

•	the amount that has been subsequently collected for each category presented in the aging schedule;

•	any customers that individually comprised a significant concentration of your accounts receivable at the balance sheet dates; and

•	when you expect outstanding amounts to be collected and the factors that you consider when assessing outstanding amounts for collectability.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff the following:

a.

the underlying factors for the significant increase in accounts receivable in comparison to revenues during the period;

Our accounts receivable increased significantly due to: 1) increase in credit sales in 2016 compared to in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2016, we had an overall sales outstanding of 193 days compared with 109 days in 2015. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities. Below is a summary of collections we made on September 30, 2016 accounts receivable after the year end and through the end of February 2017:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
September 30, 2016	$23,843,980	$20,003,450	$3,345,126	$383,699	$111,705
Subsequent collected	$12,507,756	$11,003,955	$1,360,463	$94,799	$48,539

The discussion about the underlying factors of our significant increased accounts receivable have also been expanded in our amended prospectus in “Cash Flow Summary” under “Liquidity and Capital Resources” section on page 38.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

b.	your typical payment terms with customers (i.e., 30 days, 60 days);

We have a typical payment terms of six month with our customers.

c.	an aging schedule that details the accounts receivable amounts outstanding at the balance sheet dates by categories of time (i.e., over 30 days, over 90 days, over six months, over one year, one two years, over three years, etc.);

The following table is our accounts receivable aging schedule as of September 30, 2016 and 2015:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
As of September 30, 2016	$23,843,980	$20,003,450	$3,345,126	$383,699	$111,705
As of September 30, 2015	$15,225,136	$14,218,558	$336,988	$617,243	$52,347

d.	the amount that has been subsequently collected for each category presented in the aging schedule;

The following tables summarize the amount that we subsequently collected as of February 28, 2017 based on the aging schedules above:

For the period ended September 30, 2016:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
September 30, 2016	$23,843,980	$20,003,450	$3,345,126	$383,699	$111,705
Subsequent collected	$12,507,756	$11,003,955	$1,360,463	$94,799	$48,539

For the period ended September 30, 2015:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
September 30, 2015	$15,225,136	$14,218,558	$336,988	$617,243	$52,347
Subsequent collected	$12,950,352	$12,395,109	$91,073	$411,823	$52,347

e.	any customers that individually comprised a significant concentration of your accounts receivable at the balance sheet dates; and

We deem those customers that carry account receivable balance over 10% of our total account receivables as ones with significant concentration. As of September 30, 2016, we did not have any single customer with receivable balance over 10% of our total accounts receivable.

As of September 30, 2015, there were three customers with receivable balances over 10% (24%, 13% and 12% respectively) of the total accounts receivable balance. Most of their outstanding accounts receivable as of September 30, 2015 had been collected as of September 30, 2016. Below table describe the details of these customers and the accountable receivables they carry:

	As of September 30, 2015	Amount Collected	Additional Account Receivables	September 30, 2016
Shanghai Kaike Pipe Tech Ltd.	$3,914,528	$3,914,528	$295,637	$295,637
Wenzhou Qinggang Stainless Steel Ltd.	$2,129,149	$2,129,149	$189,366	$189,366
Jiangnan Valve Ltd.	$2,014,931	$1,151,549	$735,174	$1,598,556
Total	$8,058,608	$7,195,226	$2,083,560	$2,946,942

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

f.	when you expect outstanding amounts to be collected and the factors that you consider when assessing outstanding amounts for collectability.

We continuously making attempts and best efforts to collect the outstanding accounts receivable. While we cannot provide any assurance at this point, we believe the unreserved amounts are all collectible within the next 12 months. The customers keep making payment and there are no indications that we will not be able to collect the remaining balance. We believe we have enough allowance reserved for potential bad debt to reflect any potential collectability issues.

Based on the information above, we also respectfully revise our disclosure in the “Liquidity and Capital Resources” section accordingly.

13.	To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact. Furthermore, please revise your balance sheet to reclassify any portion of accounts receivable that are not expected to be collected within one year as “non-current.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded our discussion in “Cash Flow Summary” under “Liquidity and Capital Resources” section to address the potential impact accounts receivable may have on our future liquidity (beginning on page 38). Furthermore, we do not need to revise our balance sheet to reclassify any portion of accounts receivable that are not expected to be collected within one year as “non-current”.

Credit Facility, page 41

14.	Advise what consideration you have given to filing the loan agreements as exhibits to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed forms of summary translation of the loan agreements that we have entered into with the banks as Exhibit 10.11 through 10.17.

Properties, page 64

15.	Disclosure indicates that you lease your properties. Advise what consideration you have given to filing the lease agreements for these properties as exhibits to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we do not lease any of our properties and revise our disclosure on page 62 of the amended draft registration statement accordingly.

Board Committees, page 67

16.	Please tell us supplementally when you expect to establish your audit, nominating and compensation committees.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we are actively searching for independent directors to fill our audit, nominating and compensation committees. We expect to have the committees established, along with necessary governance charters adopted, prior to the filing of our next amendment.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Employment Agreements, page 69

17.	We note your disclosure that you have employment agreements with your officers. Please disclose whether you have an employment agreement with Mr. Jiancong Huang, and, if so, summarize the employment agreement’s principal provisions. Additionally, file the employment agreement as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise the disclosure on page 67 of the amended draft registration statement to describe principal provisions with our officers, including that of Mr. Jiancong Huang and our CFO Shaochai Yang. In addition, we respectfully file employment agreements of Mr. Huang and Ms. Yang as Exhibit 10.8 and Exhibit 10.9, respectively.

Related Party Transactions, page 70

18.	We note your disclosure which states that acquisition costs for certain entities were not paid for acquisitions done by contracts and industrial and commercial registration. We further note your disclosure which states, considering the condition, the acquisition cost was recorded in additional paid-in capital in the consolidated financial statements. Please explain your accounting for these acquisitions as we note elsewhere in your document that you state these acquisitions were between and among entities under common control.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in or about September 2015, the Company engaged in a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). The specific transactions related to this reorganization are outlined below. During the years presented in these financial statements, the control of the entities has never changed (always under the control of Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2016 and 2015, the results of these subsidiaries are included in the financial statements for both periods. Non-controlling interests in the subsidiaries are related parties and thus were not adjusted to fair value as a result of the reorganization.

The transactions leading up to and including the reorganization are as follows:

On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from these five mainland Chinese owners, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by Jiancong Huang as of the year end.

On September 22, 2015, Zhejiang Zhengkang acquired 100% equity percentage of Wenzhou Zhengfeng, after that, Wenzhou Zhengfeng became a wholly owned subsidiary of Zhejiang Zhengkang.

This restructuring has also been discussed in Note 1 to Financial Statements.

Principal Shareholders, page 70

19.	We are unable to locate the narrative text to which footnotes (1) and (2) to the table relate. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully provide the narrative text to footnotes in this section (pg 69).

20.	We note your statement that all persons in the table have sole voting and investment power for all Ordinary Shares. Please reconcile this statement with the fact that the shareholders have entered into an agreement to vote their shares in concert, as described in Note 1 to your audited financial statements. Clarify whether, under this agreement, any one or more shareholders control the vote of the other shareholders. In this regard, we note disclosure on page 25 that your principal shareholder will beneficially own a majority of the voting power of the company after the offering. Since he is shown as owning only 45% of the company’s shares, we assume that he controls the votes of the other shareholders under this voting agreement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the staff that the shareholders have entered into an agreement to vote their shares in concert. Accordingly, we have added footnote 3 to reconcile our disclosure (pg 69).

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

21.	Disclosure in Note 17 to your audited financial statements states that the company has agreed to issue shares to three individuals who paid the company $231,000 to fund its operations in December 2016. Please disclose whether any of these individuals are persons listed in the beneficial ownership table and if so, whether you have included these shares, which they have a right to acquire, in the table.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Investors that funded $231,000 are not any of the individuals listed in the beneficial ownership table. They do not beneficially own more than 5% of our ordinary shares as of the date hereof (pg 69).

22.	You disclose on page 70 that as a result of the 180 for 1 stock split of your ordinary shares, there will be 90,000,000 ordinary shares issued and outstanding before completion of this offering. However, we note from your disclosures throughout your document that there will be 9,000,000 ordinary shares issued and outstanding after the stock split. Please revise or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff there were 9,000,000 ordinary shares issued and outstanding immediately after the stock split taking effect on March 20, 2017. As of the date hereof, we have 11,500,000 ordinary shares issued and outstanding (pg 69).

23.	Please provide us an analysis of any equity issuances since September 30, 2016 as well as any planned equity issuances. For each transaction:

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

o	indicate whether the fair value was contemporaneous or retrospective;

o	to the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

Please note we will be unable to complete our evaluation of your response until the initial public offering range has been disclosed.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff the following:

a.	identify the parties, including any related parties;

Since September 30, 2016, we have completed two rounds of private placement financing relying on Regulation S of the Securities Act. For the first round, we closed the offering in December 2016 and received full funding of $300,000 from four non-U.S. investors in February 2017. The investors were:1) Kofi Bain, 2) Sean McCarroll 3) Endeavour Resource Limited and 4) Deborah Sweeting, who subsequently assigned her obligations and interests to Vantablack LLC in March 2017. For the second round, we closed the offering and received full funding of $1,000,000 from two non-U.S. investors in March 2017. The investor were Alizarin Corp. and the Wall Family Trust (2012). None of the investors are related parties of our company.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

b.	the purpose of the issuance;

The purpose of the first private placement was to allow us to use the funds to advance professional fees relating to our initial public offering, including those for our counsel, auditor, investment banker and its counsel. The purpose of the second private placement was to help us raise capital to meet our working capital needs without effecting our existing cash flow requirements.

c.	how you accounted or will account for the issuance;

We recorded cash and additional paid-in capital for the gross proceeds received on these issuances. Costs we incurred related to these financing, such as placement fee and legal expenses were recorded as operating expenses.

d.	the nature of any consideration;

For the first private placement, we received an aggregate of US$300,000 in cash in consideration for the issuance of 1,500,000 ordinary shares, or $0.20 per ordinary share. For the second private placement, we received an aggregate of US$1,000,000 in cash in consideration for the issuance of 1,000,000 ordinary shares, or $1.00 per ordinary share.

e.	the fair value and your basis for determining the fair value; and

•	indicate whether the fair value was contemporaneous or retrospective;

•	to the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

We determine the cash received from these private placements to be the fair value for the transactions. No separate fair value considerations were given to the stock we issued to the investors.

Material Tax Consequences…, page 80

24.	We note that disclosure in this section is the opinion of Ortoli Rosenstadt LLP, your U.S. counsel, and Gaopeng & Partners Law Firm, your PRC counsel. Please ensure that you file counsels’ consents to the reference to their names and opinions in this section. Please also tell us supplementally whether you plan to file tax opinions as exhibits to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our counsels’ consents will be filed as exhibits prior to the effective date of the registration statement. We also plan to file a tax opinion as an exhibit to the registration statement.

Enforceability of Civil Liberties, page 85

25.	Please ensure that you file the consents of your BVI counsel and Gaopeng and Partners Law Firm to the use of their name and opinion expressed in this section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we our PRC counsel’s consent is filed as Exhibit 23.2 and included in their opinion as Exhibit 8.1. Our BVI counsels’ consents will be filed as an exhibit prior to the effective date of the registration statement.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Financial Statements

General

26.	We note that you conduct substantially all of your operations outside of the United States. To enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

•	How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls that you maintain to ensure that the activities you conduct and the transactions that you consummate are recorded in accordance with U.S. GAAP;

•	If you do not maintain your books and records in accordance with U.S. GAAP, describe the process that you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls that you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures;

•	What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements; what relevant education and ongoing training he or she has had relating to U.S. GAAP;

o	the nature of his or her contractual or other relationship to you;

o	whether he or she holds and maintains any professional designations such as certified public accountant (U.S.) or certified management accountant; and

o	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

•	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

o	the name and address of the accounting firm or organization; the qualifications of their employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

•	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

o	why you believe that they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

o	the total amount of fees that you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

•	We note that you do not currently have an audit committee. Therefore, please describe the extent of your current board of directors ́ knowledge of U.S. GAAP.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff the following:

a.	How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls that you maintain to ensure that the activities you conduct and the transactions that you consummate are recorded in accordance with U.S. GAAP;

Our books and records are maintained under the financial regulations applicable to enterprises established in the People’s Republic of China (“PRC GAAP”). Our financial statements are prepared in accordance with U.S. GAAP.

b.	If you do not maintain your books and records in accordance with U.S. GAAP, describe the process that you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls that you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures;

We engage outside consultants to help us on PRC GAAP and US GAAP conversion. Our consultants review PRC financials line by line with our Financial Controller to identify and propose necessary adjustments. Specific attentions are paid to issues such as revenue recognition, related party transactions, income taxes, contingent liabilities, and going-concern, etc. Our Financial Controller reviews and approves all conversion adjustments between PRC GAAP and U.S. GAAP. Our consultants then use the adjusted U.S. GAAP numbers to prepare the financial statements and footnotes for SEC reporting purposes. We believe this process ensures that we have made all necessary and appropriate adjustments in our conversion and disclosures.

Currently we are working on implementing proper control procedures to monitor the existing processes that we have. Our goal is to have a system of internal controls designed and implemented to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

c.	What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

Our financial consultants prepare the GAAP financial statements (balance sheet, income statement, equity statement and cash flows statement) and draft footnotes to financial statements for our external auditors to perform audit procedures.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Our financial consultants are educated in US or Canada, have public accounting experience in US, understand US GAAP through either education or work experience and have SEC reporting experience.

•	the nature of his or her contractual or other relationship to you;

Our financial consultants are individuals who are independent third parties having no other relationship to the Company.

•	whether he or she holds and maintains any professional designations such as certified public accountant (U.S.) or certified management accountant; and

One of our financial consultants is a certified public accountant in the United States.

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

The financials consultants we engage all have experience in preparing financial statements in accordance with U.S. GAAP. They were involved with private and public U.S. companies in different capacities.

d.	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

o	the name and address of the accounting firm or organization;

o	the qualifications of their employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees that you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

We engaged individual financial consultants instead of an accounting firm or a service organization.

e.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us their names, but please tell us:

o	why you believe that they are qualified to prepare your financial statements;

Our financial consultants are educated in the U.S. or Canada with degrees, have public accounting experience in US with either private of public companies, understand U.S. GAAP through either education or work experience and have SEC reporting experience.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

o	how many hours they spent last year performing these services for you; and

For the last year, our financial consultants spent a total of 1,080 hours in helping the Company on PRC and U.S. GAAP conversion, preparing U.S. GAAP financials and footnotes and MD&A section within our registration statement with the SEC.

o	the total amount of fees that you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

As of the date hereof, we have incurred and paid consulting fees of approximately $82,000 to these individuals with the preparation of the Company’s financial statements for the most recent fiscal year ended September 30, 2016.

f.	We note that you do not currently have an audit committee. Therefore, please describe the extent of your current board of directors´ knowledge of U.S. GAAP.

We currently do not have any director with knowledge of U.S. GAAP. We are relying on the expertise of our financial consultant in preparing our financial statements and footnotes therein. However, we are actively searching for directors with knowledge of U.S. GAAP to form our audit committee. Particularly, we plan to have an independent director who would qualify as a “financial expert” as defined under Item 407(d)(5)(ii) and (iii) of Regulation S-K pursuant to Nasdaq Listing Rule 5605 prior to the effective date of our registration statement.

27.	Your disclosures indicate that a 180-for-1 stock split will occur immediately before this offering. Please note the requirement to revise your financial statements to give retroactive effect to the expected stock split and the related audit requirements of the event.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the 180-for-1 stock split took effect on March 20, 2017. Therefore, we have revised our financial statements to give retroactive effect to the stock split and included the stock split as a subsequent event in the footnotes to our financial statements.

28.	Please tell us what your operating segments and reportable segments are. If you have a single reportable segment, please provide the disclosures required by ASC 280-10-50-21(a) in regard to how you determined your reportable segments, including if operating segments have been aggregated.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we believe that we only have a single reportable segment because we did not and have no plan to organize our company around differences in products and services, geographic areas, regulatory environments, or a combination of factors as described under paragraph ASC 280-10-50-21(a).

29.	You disclose on page 6 that your products are marketed and sold globally in Europe, East Asia, and Southeast Asia with plans to market your products and services in North America. Please tell us how you considered disclosing revenues from external customers attributed to your domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. Refer to ASC 280-10-50-41.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we currently generate most of our revenues from domestic market within China. For the year ended September 30, 2016, revenues generated outside of China was $1,713,339, or approximate 4.7% of our total revenues. For the year ended September 30, 2015, revenues generated outside of China is $833,293, or approximate 2.4% of our total revenues. We reviewed ASC 280-10-50-41 and believe that the revenues from external customers attributed to any individual foreign country outside of China are not material to have information separated for geographic reason.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

30.	Please provide the revenue by product disclosure as contemplated by ASC 280- 10-50-40 in your notes to financial statements similar to the disclosure that you provide on page 36.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that, after reviewing the ASC 280-10-50-40, we believe that we do not have different product lines. We do have variety products but they are similar with the differences how that final shapes are cut to meet our customers’ use of products. We have revised our disclosure on page 36 of the amended draft registration statement accordingly.

Note 2 – Significant Accounting Policies

Advances to Suppliers and Advance from Customers, page F-10

31.	Please provide us an aging schedule of the advances to suppliers balance outstanding at September 30, 2016. Tell us how much of the balance has been subsequently credited through the receipt of goods and services through the latest date available.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the following schedule summarizes the aging information of advances to suppliers as of September 30, 2016 and the amount that we have subsequently credited for the receipts of goods and services:

September 30, 2016 –February 28, 2017

	Total	< 1 Year	1 – 2 Years	2 – 3 Years	> 3 Years
September 30, 2016	$3,251,295	$3,163,057	$79,027	$6,715	$2,496
Subsequent credited	$3,022,484	$3,022,484	$-	$-	$-

Note 3 – Accounts Receivable, page F-15

32.	We note your bad debt expense for the year ended September 30, 2016 decreased even though there was an increase in both the amount of allowance for doubtful accounts and allowance as a percentage of accounts receivable from September 30, 2015 to September 30, 2016. Please advise if there was a change in the methodology used to arrive at your accounts receivable allowance. If the decrease was due to the collection of accounts receivable amounts for which you had previously recorded an allowance, please disclose the recovery amounts in an allowance rollforward schedule as required by Rule 12-09 of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we consistently applied the same methodology to determine the amount of allowance for doubtful account. For the years ended September 30, 2016 and 2015, we estimate our reserves based on the following reserve rates:

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Accounts Receivable Aging	Reserve Rate
< 1 year	4%
1 - 2 years	10%
2 - 3 years	27%
> 3 years	67%

We recorded bad debt expense of RMB 4,515,561 (approximately US$645,080) for 2016, which is higher than 2015, for which we recorded RMB 4,271,413 ($610,202). However, due to the depreciation of Chinese currency, the bad debt expense for 2016 appears lower than 2015. The tables below detail how bad debt expenses were calculated for the fiscal years ended September 30, 2015 and 2016:

2015 Bad Debt Expense Calculation
	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
Accounts Receivable (in RMB)	103,414,189	94,630,313	2,339,742	5,377,906	1,066,227
Reserve Rate		4%	10%	27%	67%
AR Reserve (in RMB)	6,479,548	4,100,647	233,974	1,434,108	710,818
Minus: Residual Reserve (in RMB)	2,208,135	1,357,397	514,937	335,801	-

Additional Reserve Recorded in 2015 (in RMB)	4,271,413	2,743,250	(280,963)	1,098,307	710,818
Exchange Rate - 2015	6.17	6.17	6.17	6.17	6.17
Reserve Recorded - USD	691,777	444,283	(45,503)	177,876	115,121

2016 Bad Debt Expense Calculation
	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
Accounts Receivable (RMB)	170,159,960	139,592,981	24,731,556	3,543,395	2,292,028
Reserve Rate		4%	10%	27%	67%
AR Reserve (in RMB)	10,995,109	6,049,029	2,473,156	944,905	1,528,019
Minus: Residual Reserve (in RMB)	6,479,548	4,100,647	233,974	1,434,108	710,818

Additional Reserve Recorded in 2016 (in RMB)	4,515,561	1,948,382	2,239,181	(489,203)	817,201
Exchange Rate - 2016	6.53	6.53	6.53	6.53	6.53
Reserve Recorded - USD	691,156	298,221	342,731	(74,878)	125,082

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Note 16 – Income Taxes, Page F-22

33.	Please tell us your consideration of disclosing current and deferred tax expense for each year presented pursuant to ASC 740-10-50-9.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the current and deferred tax expenses for each year have been disclosed in Note 16 to Financial Statements.

34.	We note that the “income before income taxes” line in your income tax reconciliation table does not agree to your income statement. We further note that your income tax expense is reconciled to the PRC preferential tax rate of 15% instead of the PRC statutory tax rate of 25%. Please refer to the guidance found in ASC 740-10-50-12, and revise if needed or otherwise explain your use of a preferential rate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the “income before income taxes” line has been revised to agree with our income statement. The income tax expense is reconciled to the PRC preferential tax rate of 15% instead of statutory tax rate of 25% because Zhengkang has been entitled High and New Technology Enterprise ("HNTE") and enjoyed preferential tax rate of 15% since 2009. Details regarding this matter was originally disclosed in Note 16 to Financial Statements.

Note 17 – Subsequent Events, page F-22

35.	You disclose that you received $231,000 from three individuals in December 2016 to fund your operations and in exchange you agreed to issue shares to these individuals following the planned stock split. Please tell us the number of shares that you agreed to issue and how the number of shares was determined, any relationship you may have with these individuals, and how the transaction was accounted for. To the extent that the number of these incremental shares is material, please tell us what consideration you gave to reflecting these shares in your pro forma capitalization tables on page 32 as well as providing pro forma net tangible book value per share in addition to the historical net tangible book per share in your dilution table on page 33.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we received $231,000 from three “non-U.S.” investors for a subscription of an aggregate of 1,155,000 post-forward split shares at $0.20 per share, relying on exemption provided by Regulation S of the Securities Act of 1933, as amended. These investors are independent from the Company. We believe the number of shares to be sold from these private placements as fair value for the cash consideration through negation. No separate fair value considerations were given to the stock we issued to the investors. In addition, we have updated the “Subsequent Events” note to include all other major events occurred from September 30, 2016 until January 17, 2017, the audit report date.

Item 8 – Exhibits and Financial Statement Schedules, page 91

36.	Please tell us your consideration of the guidance in Article 5-04 of Regulation S- X for presenting audited parent-only financial statements. In this regard, we note your disclosures on restrictions of the Chinese laws and regulations on distribution of dividends outside of China, as well as asset transfer and currency conversion.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we did not deem parent-only financials and corresponding footnotes necessary because we did not have a bank account open during the fiscal year ended September 30, 2016. We anticipate to have such account available and provide parent-only financial statements and footnotes for fiscal year 2017.

37.	To the extent not disclosed in the notes to your financial statements, please provide the information required by Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your allowance for doubtful accounts for accounts receivable and advances to suppliers. See also the guidance found in Rule 6-10 of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised footnotes to our financial statements including information regarding our valuation and qualifying accounts.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Undertakings, page 92

38.	Provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have omitted the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K because the form of prospectus included in the Registration Statement at the time the Registration Statement is declared effective will omit only the information permitted to be omitted by Rule 430A of the Securities Act. As a result, we not believe that the offering contemplated by the Registration Statement will be subject to Rule 430C (but instead will rely upon Rule 430A) and the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K is required pursuant to Rule 430C(d) only with respect to offerings subject to Rule 430C of the Securities Act.

Signatures, page 94

39.	The registration statement must be signed also by your authorized representative in the United States. See Instruction 1 for signatures on Form F-1, and revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advised the Staff that we have authorized our securities counsel, Mengyi “Jason” Ye, Esq. as our representative in the United States.

Exhibits

40.	Please file the escrow agreement as an exhibit to the registration statement. See General Instruction II.B of Form F-1 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we plan to file the escrow agreement as Exhibit 10.11 by next amendment.

41.	Please file any patent license agreements between the company and your officers, directors or shareholders, as required by Item 601(b)(10)(ii)(B) of Regulation S- K. In this regard, we note your disclosure about these agreements on page 53 of the prospectus.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that all patents disclosed in the prospectus are currently held by the Company, including those that were previously held by our officers. We have removed the statements in the prospectus to reflect this change.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board, Chief Executive Officer